701 NINTH STREET, N.W. WASHINGTON, D.C. 20068-0001
KIRK J. EMGE General Counsel	Telephone: (202) 872-3175 Fax: (202) 872-3281
November 15, 2007
Potomac Electric Power Company 701 Ninth Street, N.W. Washington, D.C. 20068
Ladies and Gentlemen:

          I am General Counsel of Potomac Electric Power Company, a District of Columbia and Virginia corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of $250,000,000 in aggregate principal amount of 6.50% Notes due November 15, 2037 (the "Securities") under and pursuant to:

          (i)         a Registration Statement on Form S-3 (Registration No. 333-145691-03) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), which was automatically effective upon filing with the Securities and Exchange Commission (the "Commission") on August 24, 2007;

(ii) the base prospectus, dated as of August 24, 2007 (the "Base Prospectus");

          (iii)      the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated November 13, 2007, with respect to the offer and sale of the Securities, filed with the Commission on November 13, 2007, pursuant to Rule 424(b) under the Act;

          (iv)      the final prospectus, consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated November 13, 2007, with respect to the offer and sale of the Securities, filed with the Commission on November 14, 2007, pursuant to Rule 424(b) under the Act; and

          (v)       the Purchase Agreement, dated November 13, 2007, between the Company and BNY Capital Markets, Inc. and Wachovia Capital Markets, LLC, for themselves and as representatives of the other underwriters named in Schedule A thereto (the "Purchase Agreement").

Potomac Electric Power Company November 15, 2007 Page 2
The Securities will be issued pursuant to an indenture, dated as of November 17, 2003 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee").

          In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

          Based upon the foregoing I am of the opinion that the Securities have been duly authorized for issuance and, when executed by the Company and authenticated by the Trustee in the manner provided in the Indenture and delivered against payment of the purchase price therefor set forth in the Purchase Agreement, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement.
Very truly yours,
/s/ KIRK J.EMGE Kirk J. Emge, Esq.